SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ORDERS 300 BOEING 737-MAX-10 AIRCRAFT WORTH $40BN

10,000 NEW JOBS TO BE CREATED AS ANNUAL TRAFFIC GROWS 80% TO 300MPA BY 2034

Ryanair Holdings plc today (9 May 2023) ordered 300 new Boeing 737-MAX-10 aircraft (150 firm and 150 options) for delivery between 2027 to 2033. When finalised, and subject to all options being exercised, this deal is valued at over $40bn at current list prices and is the largest order ever placed by an Irish Company for US manufactured goods. Given the size and scale of the transaction, it will be subject to shareholder approval at Ryanair's 14 Sept. AGM.

Boeing's new fuel efficient, B737-MAX-10 aircraft have 228 seats (21% more than the B737NG) and the phased deliveries between 2027 and 2033 will enable Ryanair to create more than 10,000 new high-paid jobs for pilots, cabin crew and engineers, to facilitate disciplined traffic growth of 80% from 168m in year end March 2023 to 300m p.a. by March 2034.  Ryanair expects 50% of these deliveries will replace older B737NGs, which will allow Ryanair to continue to operate one of Europe's youngest, most fuel efficient, and environmentally sustainable aircraft fleets.

In addition to very significant revenue growth this new order offers Ryanair, the extra seats (coupled with greater fuel and carbon efficiency) will further widen Ryanair's unit-cost advantage over all EU competitor airlines. This new order will enable Ryanair to deliver sustained traffic and tourism growth at lower fares (and lower emissions per flight) across all European countries where Ryanair continues to lead the post Covid traffic, tourism and jobs recovery.

Given the strength of the Ryanair Group's balance sheet, its industry leading credit rating and the approx. 2-year gap between the last delivery of B-8200 "Gamechanger" aircraft in FY25, and the first MAX-10 delivery in FY27, the Group anticipates that capex will be substantially funded from internal cashflows, although the Group will remain opportunistic in its fleet financing strategy.

Boeing President & CEO, Dave Calhoun, said:
"The Boeing-Ryanair partnership is one of the most productive in commercial aviation history, enabling both companies to succeed and expand affordable travel to hundreds of millions of people.  Nearly a quarter century after our companies signed our first direct airplane purchase, this landmark deal will further strengthen our partnership.  We are committed to delivering for Ryanair and helping Europe's largest airline group achieve its goals by offering its customers the lowest fares in Europe."

Ryanair Group CEO, Michael O'Leary, said:
"Ryanair is pleased to sign this record aircraft order for up to 300 MAX-10s with our aircraft partner Boeing.  These new, fuel efficient, greener technology aircraft offer 21% more seats, burn 20% less fuel and are 50% quieter than our B737-NGs. This order, coupled with our remaining Gamechanger deliveries, will create 10,000 new jobs for highly paid aviation professionals over the next decade, and these jobs will be located across all of Europe's main economies where Ryanair is currently the No.1 or No.2 airline.

In addition to delivering significant revenue and traffic growth across Europe, we expect these new, larger, more efficient, greener, aircraft to drive further unit cost savings, which will be passed on to passengers in lower air fares. The extra seats, lower fuel burn and more competitive aircraft pricing supported by our strong balance sheet, will widen the cost gap between Ryanair and competitor EU airlines for many years to come, making the Boeing MAX-10 the ideal growth aircraft order for Ryanair, our passengers, our people and our shareholders."

ENDS

This announcement contains inside information.

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Piaras Kelly Edelman Tel: +353-1-5921330

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 9 May, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary